                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                       PURSUANT TO 13d-l(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 3)*

                              GRILL CONCEPTS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)

                                    398502104
                                 (CUSIP Number)

       Lewis Wolff, 11828 La Grange Avenue, Los Angeles, California 90025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

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       CUSIP No. 398502104                                          2
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         LEWIS WOLFF

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*              (a)  [ ]
                                                                      (b)  [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
                 PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED STATES
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                        7     SOLE VOTING POWER
NUMBER OF                          575,000
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
OWNED BY                           N/A
EACH                   ---------------------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON WITH                       575,000
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                   N/A
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                 575,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [ ]
         EXCLUDES CERTAIN SHARES*
                 N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
         (11)
                 12%
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Grill Concepts, Inc. The principal executive offices of Grill Concepts are located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c). This statement on Schedule 13D is being filed by Lewis Wolff. The address of Mr. Wolff is 11828 La Grange Avenue, Los Angeles, California 90025. Mr. Wolff is a private investor. He is also a managing member of Wolff DiNapoli LLC, a California limited liability company which manages a number of hotel properties in which Mr. Wolff as Trustee is an investor. The principal place of business address of Wolff DiNapoli LLC is 11828 La Grange Avenue, Los Angeles, California 90025.

         (d)-(e). During the last five years, Mr. Wolff: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Wolff is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Wolff acquired a warrant to purchase 75,000 shares(1) of Common Stock of Grill Concepts in exchange for an agreement to personally guarantee $750,000 of indebtedness of Grill Concepts. All of the other securities of Grill Concepts owned by Mr. Wolff were acquired by him for cash in the amount of $1,500,000. The source of the purchase price was Mr. Wolff's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Wolff acquired the securities of Grill Concepts for investment purposes. Depending on general market and economic conditions affecting Grill Concepts and other relevant factors, Mr. Wolff may purchase additional securities of Grill Concepts or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

         Except as set forth herein, Mr. Wolff has no present plans or proposals with respect to any material change in Grill Concept's business or corporate structure or which relate to or would result in:

                  (a) the acquisition by any person of additional securities of Grill Concepts, or the disposition of securities of Grill Concepts;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Grill Concepts or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of Grill Concepts or any of its subsidiaries;

                  (d) any change in the present board of directors or management of Grill Concepts, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of Grill Concepts;

                  (f) any other material changes in Grill Concept's business or corporate structure;

                  (g) changes in Grill Concepts' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Grill Concepts by any person;

                  (h) causing a class of securities of Grill Concepts to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of Grill Concepts becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Lewis Wolff, as Trustee of the Wolff Revocable Trust of 1993, beneficially owns 575,000 shares of Common Stock of Grill Concepts, which consists of: (i) 125,000 shares issuable upon the conversion of 500 shares of Series II Convertible Preferred Stock; (ii) 75,000 shares(1) issuable pursuant to a warrant to purchase shares at an exercise price of $1.41 per share; (iii) 187,500 shares issuable pursuant to warrant to purchase shares at an exercise price of $8.00 per share; and (iv) 187,500 shares issuable pursuant to warrant to

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purchase shares at an exercise price of $12.00 per share. All of the warrants issued to Mr. Wolff are currently exercisable. The shares of Common Stock beneficially owned by Mr. Wolff constitute approximately 12% of the total number of shares of Common Stock of Grill Concepts, based upon 4,203,738 shares of Common Stock outstanding as of August 4, 2000 (as reported in the Quarterly Report on Form 10-Q for the quarter ended June 25, 2000 filed by Grill Concepts on August 9, 2000).

         (b) Mr. Wolff has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Wolff.

         (c) On August 1, 2000, Keith Wolff, Trustee of The Keith M. Wolff 2000 Irrevocable Trust acquired 250,000 shares of Common Stock of Grill Concepts from Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, pursuant to a purchase and sale agreement, a copy of which is attached hereto as Exhibit 4. The shares of Common Stock were sold to Keith Wolff at a price equal to $.98 per share. Mr. Keith Wolff acquired the shares with the following consideration: (i) $24,000 in cash paid upon the execution of the purchase and sale agreement; and
(ii) $221,000 shall be due and payable pursuant to a promissory note bearing interest at 6.22% per annum, a copy of which is attached hereto as Exhibit 5.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Wolff.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 20, 1997, Mr. Wolff was issued: (i) shares of Series II Convertible Preferred Stock which are governed by the terms of the Certificate of Designation of the Series II Convertible Preferred Stock, a copy of which is attached hereto as Exhibit 1; and (ii) warrants to purchase shares of Grill Concepts Common Stock, copies of which are attached hereto as Exhibits 2 and 3.

         On July 11, 2000, Grill Concepts entered into a Letter Agreement with Lewis Wolff, as Trustee of the Wolff Revocable Trust of 1993 and Michael S. Weinstock, as Trustee of the Michael S. Weinstock Living Trust, pursuant to which Messrs. Wolff and Weinstock each agreed to personally guarantee $750,000 of a $1,500,000 loan to Grill Concepts from Wells Fargo Bank. Pursuant to the terms of the Letter Agreement, on July 11, 2000, Grill Concepts issued to each of Messrs. Wolff and Weinstock a four (4) year warrant to purchase 75,000 shares(1) of Common Stock of Grill Concepts at an exercise price of $1.41 per share. Each warrant has customary "piggyback" registration rights under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of such warrant.

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         Mr. Weinstock is the Chairman of the Board and Executive Vice President
of Grill Concepts. The Letter Agreement, the two (2) warrants and the various loan documents in connection therewith, will be filed by Grill Concepts in a Form 8-K.

         On August 1, 2000, Keith Wolff, Trustee of The Keith M. Wolff 2000 Irrevocable Trust acquired 250,000 shares of Common Stock of Grill Concepts from Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, pursuant to a purchase and sale agreement, a copy of which is attached hereto as Exhibit 4. The shares of Common Stock were sold to Keith Wolff at a price equal to $.98 per share. Mr. Keith Wolff acquired the shares with the following consideration: (i) $24,000 in cash paid upon the execution of the purchase and sale agreement; and
(ii) $221,000 shall be due and payable pursuant to a promissory note bearing interest at 6.22% per annum, a copy of which is attached hereto as Exhibit 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Certificate of Designation of Series II Convertible Preferred Stock.*

         Exhibit 2 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-A1).*

         Exhibit 3 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-B1).*

         Exhibit 4 Purchase and Sale Agreement by and between Lewis N. Wolff, as Trustee of the Wolff Revocable Trust of 1993 and Keith M. Wolff, as Trustee of The Keith M. Wolff 2000 Irrevocable Trust.

         Exhibit 5 Promissory Note by Keith M. Wolff as Trustee of The Keith M. Wolff 2000 Irrevocable Trust in favor of Lewis N. Wolff, as Trustee of the Wolff Revocable Trust of 1993.

--------------
1. These shares are subject to reduction to 37,500 shares, if the loan guarantee is terminated by the lender within forty-five (45) days from the date the warrant is issued.


*  Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         By:  /s/ Lewis Wolff
                                              ------------------------------
                                              Name:  Lewis Wolff


Dated: September 14, 2000

                                    EXHIBIT 4


                           PURCHASE AND SALE AGREEMENT



1.      Parties.

         This Agreement (the "Agreement") is dated for identification purposes as of August 1, 2000, and is made and entered into by and between Lewis N. Wolff and Jean Adele Wolff, Trustees of the Wolff Revocable Trust of 1993 ("Seller") and Keith M. Wolff, Trustee of The Keith M. Wolff 2000 Irrevocable Trust ("Buyer"). Seller and Buyer are herein sometimes called individually a "Party" and collectively the "Parties."

2.      Recitals.

         2.1 Seller is the beneficial owner of 17.3% of the capital stock of Grill Concepts, Inc., a Delaware corporation (the "Company").

         2.2 Seller desires to sell and Buyer desires to purchase 250,000 shares of Common Stock of the Company (the "Shares"), in exchange for the Purchase Price (as defined herein), upon the terms and subject to the conditions hereinafter set forth.

3.      Transfer of Shares.

         3.1 Upon the terms, covenants and conditions herein set forth, at the "Closing" to be held on the "Closing Date" (as such terms are hereinafter defined), Seller hereby agrees to sell to Buyer and Buyer hereby agrees to purchase from Seller, the Shares.

         3.2 The purchase price for the Shares, as determined at the Closing, shall be an amount equal to the Adjusted Closing Trading Price (as hereinafter defined) multiplied by the number of Shares (the "Purchase Price"). The Purchase Price will however be adjusted after the Closing, as set forth in Section 3.3. For purposes of determining the Purchase Price at the Closing, "Adjusted Closing Trading Price" shall equal 70% of the price per share of the Company's Common Stock paid in the last trade of the Company's Common Stock before July 31, 2000, as quoted on the Nasdaq SmallCap Market.

         3.3 The parties understand and agree that within five (5) days following the Closing Date, Seller and Buyer shall select an appraiser (the "Appraiser") to more precisely determine the Adjusted Closing Trading Price of the Shares. The Appraiser shall determine the Adjusted Closing Trading Price of the Shares, within sixty (60) days following the Closing Date. The parties understand and agree that the final Purchase Price shall be based solely on the Adjusted Closing Trading Price, as determined by the Appraiser.

         3.4 Buyer shall pay the Purchase Price as follows: (i) $24,000 in cash on the Closing Date (the "Closing Payment") payable by check or wire transfer; and (ii) the balance of the Purchase Price (the "Purchase Price Balance") shall be due and payable pursuant to a Promissory Note in the form of Exhibit "A" attached hereto (the "Note"). Interest on the unpaid principal balance of the Note shall be payable annually at the rate of 6.22% per annum. Notwithstanding the foregoing, Buyer agrees that the Note with a face amount equal to the Purchase Price Balance shall be exchanged for a Note with a face amount equal to the Purchase Price as determined by the Appraiser less the Closing Payment (the "Adjusted Purchase Price Balance"), within ten (10) days following the final determination of the Purchase Price as provided in Section 3.3 above.

4.      Closing and Conveyances.

         4.1 The closing of the transaction provided for herein (the "Closing") shall occur in Los Angeles, California, at the offices of Greenberg Glusker Fields Claman & Machtinger LLP, 1900 Avenue of the Stars, Suite 2100, Los Angeles, CA 90067, on August 1, 2000 (the "Closing Date").

         4.2 Seller shall deliver to Buyer at the Closing the stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed assignment documents.

         4.3 Buyer shall deliver to Seller at the Closing: (a) the Closing Payment; (b) the Note in the face amount of the Purchase Price Balance; and (c) such further instruments, documents of transfer and assignments as may be reasonably requested by Seller in order to carry out the terms and provisions of this Agreement.

5.      Representations and Warranties of Seller.

         5.1 Seller represents and warrants to Buyer the following:

                  5.1(a) Seller has the full power and authority to enter into this Agreement.

                  5.1(b) Seller has not heretofore assigned, transferred, hypothecated or otherwise conveyed, or purported to assign, transfer, hypothecate or otherwise convey, all or any portion of the Shares.

                  5.1(c) Seller shall exchange a new Note with a face amount equal to the Adjusted Purchase Price Balance for the Note executed by Buyer at the Closing.

                  5.1(d) The foregoing representations and warranties in this
Article 5 shall survive the Closing.

6.      Representations and Warranties of Buyer.

         6.1 Buyer hereby represents and warrants to Seller the following:

                  6.1(a) Buyer has the full power and authority to enter into this Agreement.


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

                  6.1(b) Buyer shall exchange a new Note with a face amount equal to the Adjusted Purchase Price Balance for the Note executed by Buyer at the Closing.

                  6.1(c) Buyer understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Buyer must hold the Shares indefinitely unless subsequently registered under the Securities Act of 1933, as amended (the "Securities Act") or unless an exemption from such registration is available. Buyer is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.

                  6.1(d) Buyer understands that all certificates evidencing the Shares will bear the following legend:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

                  6.1(e) The foregoing representations and warranties in this
         Article 6 shall survive the Closing.

7.      Notices.

         Any notice, demand or document given or delivered hereunder shall be in writing and shall be deemed to have been duly given if mailed, either by certified or registered mail, postage prepaid or sent by facsimile transmission:

        If to Seller:    Lewis N. Wolff and Jean Adele Wolff, Trustees
                         The Wolff Revocable Trust of 1993
                         11828 La Grange Avenue, Suite 200
                         Los Angeles, CA 90025
                         Fax:   310-477-2522

        If to Buyer:     Keith M. Wolff, Trustee
                         The Keith M. Wolff 2000 Irrevocable Trust
                         11828 La Grange Avenue, Suite 200
                         Los Angeles, CA 90025
                         Fax:   310-477-2522

or to such other address as such Party shall have specified in writing to the other Parties, and shall be deemed to have been given or delivered or made on the date of receipt by the Party to whom such notice is to be given, delivered or made. Any notice, demand or document not given, delivered or made by registered or certified mail as set forth above shall be deemed to be given, delivered or made only upon receipt of the same by the Party to whom the same is to be given, delivered or made.

8.      Entire Agreement.

         This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements or understandings, oral and written, between the Parties hereto with respect to the subject matter hereof. There are no promises, representations or agreements between the Parties with respect to the subject matter hereof, except as expressly herein set forth. Each Party is entering into this Agreement based upon such Party's independent investigation respecting the advisability of the transactions provided for herein, and is not relying upon any promise, agreement or undertaking of the other Party, except as may be set forth in this Agreement.

9.      Amendment.

         This Agreement may not be modified or amended except by an instrument in writing executed by all Parties hereto.

10.     Binding Effect; Benefit.

         This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

11.     Section and Other Headings.

         The Section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12.     Counterparts.

         This Agreement may be executed in one or more counterparts and, when executed by each of the Parties signatory hereto, said counterparts shall constitute a single valid agreement even though each of the signatory Parties may be executing a separate counterpart thereof.

13.     Attorneys' Fees.

         In the event of any action for breach of, to enforce the provisions of, or otherwise involving this Agreement, the court in such action shall award a reasonable sum as attorneys' fees to the Party who, in light of the issues litigated and the court's decision on those issues, was more successful in the action. The more successful Party need not be the Party who recovers a judgment in the action. If a Party voluntarily dismisses an action, a reasonable sum as attorneys' fees shall be awarded to the other Parties.


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

14.     No Third Party Rights.

         All promises, undertakings and agreements of the Parties herein set forth are, except as expressly set forth otherwise, made for the sole benefit of the Parties, and this Agreement shall not create any rights or grant any remedies to any person who is not a Party to this Agreement.

15.     Gender and Tense.

         Wherever appropriate in this Agreement, the singular shall be deemed to refer to the plural and the plural to the singular, and pronouns of masculine, feminine and neuter gender shall be deemed to include either, both or all of the other genders.


                           (Signature Page to Follow)

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.


                                        "SELLER"

                                        The Wolff Revocable Trust of 1993

                                        /s/ LEWIS N. WOLFF
                                        ---------------------------------------
                                        Lewis N. Wolff, Trustee


                                        /s/ JEAN ADELE WOLFF
                                        ---------------------------------------
                                        Jean Adele Wolff, Trustee



                                        "BUYER"

                                        /s/ KEITH M. WOLFF
                                        ---------------------------------------
                                        Keith M. Wolff, Trustee of the
                                        Keith M. Wolff 2000 Irrevocable Trust

                                    EXHIBIT A

                                 PROMISSORY NOTE

                                   (ATTACHED)

                                    EXHIBIT 5


                                 PROMISSORY NOTE


$221,000                                                 Los Angeles, California
                                                                  August 1, 2000


         1. For value received, the undersigned, KEITH M. WOLFF, TRUSTEE OF THE KEITH M. WOLFF 2000 IRREVOCABLE TRUST (the "Purchaser"), promises to pay to LEWIS N. WOLFF AND JEAN ADELE WOLFF, TRUSTEES OF THE WOLFF REVOCABLE TRUST OF 1993 (the "Trust"), the principal sum of Two Hundred Twenty-One Thousand Dollars ($221,000) (the "Principal"), together with interest on the Principal at the rate of 6.22% per year (calculated on the basis of a year of 365 days). Payments will be allocated first to accrued and unpaid interest and then to the Principal. Accrued interest shall be due and payable annually on the 1st of August of each year. The entire Principal unpaid balance and all accrued but unpaid interest thereto shall be due and payable on August 1, 2015.

         2. This Note has been delivered in connection with the Purchaser's purchase of 250,000 shares of Common Stock of Grill Concepts, Inc., a Delaware corporation from the Trust, pursuant to that certain Purchase and Sale Agreement (the "Purchase and Sale Agreement") of even date herewith, by and between the Purchaser and the Trust, and this Note is the promissory note referred to in Sections 3.2 and 3.3 of the Purchase and Sale Agreement.

         3. In the event of (i) Purchaser's default in the payment of all accrued but unpaid interest when due pursuant to the terms hereof, or (ii) the breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Note or the Purchase and Sale Agreement, the Trust shall have the option, after first providing to Purchaser five (5) business days' written notice of a payment default, and Purchaser's failure to remedy or cure such default in such time period, to declare the entire Principal balance of this Note, together with all accrued and unpaid interest, to be immediately due and payable.

         4. This Note is a recourse note.

         5. If an action is instituted for collection of this Note, the Purchaser agrees to pay court costs and reasonable attorneys' fees incurred by the Trust.

         6. This Note may be amended or modified, and provisions hereof may be waived, only by the written agreement of the Purchaser and the Trust. No delay or failure by the Trust in exercising any right, power or remedy hereunder shall operate as a waiver of such right, power or remedy, and a waiver of any right, power or remedy on any one occasion shall not operate as a bar or waiver of any such right, power or remedy on any other occasion. Without limiting the generality of the foregoing, the delay or failure by the Trust for any period of time to enforce collection of any amounts due hereunder shall not be deemed to be a waiver of any rights of the Trust under contract or under law. The rights of the Trust under this Note are in addition to any other rights and remedies which the Trust may have.

         7. The Principal and all accrued but unpaid interest may be prepaid without penalty, in whole or in part, at any time. All amounts payable hereunder shall be payable in lawful money of the United States of America.

         8. THIS NOTE AND ALL RELATED DOCUMENTATION ARE EXECUTED VOLUNTARILY AND WITHOUT ANY DURESS OR UNDUE INFLUENCE ON THE PART OR BEHALF OF THE PARTIES HERETO. THE PARTIES ACKNOWLEDGE THAT: (a) THEY HAVE READ SUCH DOCUMENTATION; (b) THEY HAVE BEEN REPRESENTED IN THE PREPARATION, NEGOTIATION AND EXECUTION OF SUCH DOCUMENTATION BY LEGAL COUNSEL OF THEIR OWN CHOICE OR THAT THEY HAVE VOLUNTARILY DECLINED TO SEEK SUCH COUNSEL; (c) THEY UNDERSTAND THE TERMS AND CONSEQUENCES OF THIS NOTE AND ALL RELATED DOCUMENTATION AND THE OBLIGATIONS THEY CREATE; AND (d) THEY ARE FULLY AWARE OF THE LEGAL AND BINDING EFFECT OF THIS NOTE.

         9. Purchaser hereby waives diligence, presentment, protest and demand and also notice of protest, demand, nonpayment and dishonor of this Note, waives the right to assert any statute of limitations defense in respect of this Note, and agrees that it shall have no right of offset, recoupment, counterclaim or deduction with respect to any amount owing hereunder with regard to any claim Purchaser may assert against the Trust, all of which rights Purchaser hereby expressly waives.

         10. THIS NOTE IS SUBJECT TO SECTION 2966 OF THE CALIFORNIA CIVIL CODE, WHICH PROVIDES THAT THE TRUST SHALL GIVE WRITTEN NOTICE TO THE PURCHASER, OR ITS SUCCESSOR-IN-INTEREST, OF PRESCRIBED INFORMATION AT LEAST 90 AND NOT MORE THAN 150 DAYS BEFORE ANY BALLOON PAYMENT IS DUE.

         11. This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of California.

         IN WITNESS WHEREOF, the undersigned executes this Note as of the date first written above.



                                      /s/ KEITH M. WOLFF
                                      ---------------------------------
                                      Keith M. Wolff, Trustee of
                                      The Keith M. Wolff 2000
                                      Irrevocable Trust


                                        2